UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Sogou Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

83409V104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary shares, par value US$0.001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,833,041 Class A ordinary shares of the Issuer outstanding as of December 31, 2020, according to the Form 20-F for the fiscal year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on March 18, 2021. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.1% based on 108,833,041 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of December 31, 2020, according to the Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC by the Issuer on March 18, 2021. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

CUSIP No. 83409V104

1.	Names of Reporting Persons THL A21 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,833,041 Class A ordinary shares of the Issuer outstanding as of December 31, 2020, according to the Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC by the Issuer on March 18, 2021. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.1% based on 108,833,041 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of December 31, 2020, according to the Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC by the Issuer on March 18, 2021. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

Introduction

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on August 5, 2020, as amended by Amendment No. 1 to Schedule 13D filed on October 1, 2020 and Amendment No. 2 to Schedule 13D filed on December 3, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Statement”) by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“THL A21”, and together with Tencent, the “Reporting Persons”), in respect of the Class A Ordinary Shares of Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Appendix A referenced therein and replacing it with Appendix A included with this Amendment No. 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Amendment No. 2 to Merger Agreement

On July 19, 2021, the Issuer, THL A21, Parent and Tencent Mobility Limited entered into an Amendment No. 2 to Agreement and Plan of Merger (the “Amendment No. 2 to Merger Agreement”), pursuant to which the termination date under the Merger Agreement is extended from July 31, 2021 to December 31, 2021.

Amendment No. 2 to Share Purchase Agreement

On July 19, 2021, Parent, Sohu Search and Sohu.com Limited entered into an Amendment No. 2 to Share Purchase Agreement (the “Amendment No. 2 to Share Purchase Agreement”), pursuant to which the termination date under the Share Purchase Agreement is extended from July 31, 2021 to December 31, 2021.

References to the Amendment No. 2 to Merger Agreement and the Amendment No. 2 to Share Purchase Agreement are qualified in their entirety by reference to the Amendment No. 2 to Merger Agreement and the Amendment No. 2 to Share Purchase Agreement, which are attached hereto as Exhibit 11 and 12 respectively, and are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Exhibit Number	Description of Exhibits
11	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 19, 2021, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and Tencent Mobility Limited.
12	Amendment No. 2 to Share Purchase Agreement, dated as of July 19, 2021, by and among TitanSupernova Limited, Sohu.com (Search) Limited and Sohu.com Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

THL A21 LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name is with Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief Exploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

EXECUTIVE OFFICERS AND DIRECTORS OF THL A21 LIMITED

The names of the directors and the names and titles of the executive officers of THL A21 Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name is with THL A21 Limited.

Name	Title	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa
Executive officers:
N/A